August 4, 2009

Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          4301 Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 and Filed March 13,2009
Form 10-Q for the period Ended March 31, 2009 and Filed May 11, 2009
File No.: 0-51877

Dear Mr. Reynolds:

We represent 4301 Inc.  This letter shall confirm that in accordance with our conversation with your office we will file a response to your letter dated June 9, 2009 by no later than Friday, August 7, 2009.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin